SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 5TH, 2018

DATE, TIME AND PLACE: February 5th, 2018, at 1.30 p.m., at TIM Participações S.A.’s head offices, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Alberto Emmanuel Carvalho Whitaker, Enrico Barsotti, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Cesar Pereira de Araujo, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. It is registered that Mr. Enrico Zampone, attended de meeting from item 4 of the Agenda onwards. Justified absence of Mr. Mario Di Mauro.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the CAE’s Concise Annual Report; (4) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2017 and to resolve on their submission to the Annual Shareholder’s meeting; (5) To analyze the Management’s proposal for the allocation of the results related to the year of 2017 and the dividend distribution by the Company, and to resolve on its submission to the Shareholder’s meeting to be convened; (6) To resolve on the proposal of the use of deferred income tax and social contribution (ICVM No. 371);  (7) To resolve on the loan agreement to be executed between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Banco Nacional de Desenvolvimento Econômico e Social - BNDES, to  finance the 2017-2019 CAPEX; (8) To resolve on the extension of the loan agreements executed between the Company and its subsidiaries, TIM CELULAR S.A. and TIM S.A. (formerly Intelig Telecomunicações Ltda.), on one side, and Banco Nacional de Desenvolvimento Econômico e Social - BNDES, on the other side; (9) To resolve on the composition of the Statutory Board of Officers of the Company; e (10) To resolve on the composition of the Statutory Board of Officers of the subsidiaries of the Company, TIM Celular S.A. and TIM S.A.
RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), on its meeting held on January 23rd, 2018, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), on its meetings held on January 23rd and February 5th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(3) Acknowledged on the CAE’s Concise Annual Report, approved on February 5th, 2018, related to the activities carried out during 2017, which shall follow the Company’s Financial Statements, dated as of December 31st, 2017.

(4)  Analysed the Management Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2017, based on the information provided by the Company’s Management. The Board Members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) BDO RCS Auditores Independentes S.S. (“BDO”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiaries’ financial and equity position. The Board Members, as it follows, approved the submission of the Management Report, the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2017, to the Company’s Annual Shareholders’ Meeting to be convened;

(5) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2017 and the dividend distribution by the Company, based on the Fiscal Council’s favorable opinion, and approved its submission to the Company’s Annual Shareholders Meeting to be convened.

(6) Approved the technical study on the accounting of the deferred tax assets, Income Tax and Social Contribution on Net Income, of the Company and its subsidiaries, after BDO’s opinion and Fiscal Council’s assessment, all in accordance with CVM’s instruction No. 371/2002.

(7) Approved, under the terms and conditions of Operation No. 5.838.877, pursuant to Board of Officers Decision No. 772/2017-BNDES, of December 27, 2017 (“Decision”), the Loan Agreement to be entered into between Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, to finance TCEL’s investments for the years of 2017 to 2019 (CAPEX 2017-2019). The credit value of said agreement is up to R$1,500,000,000.00 (one billion, five hundred million Reais), with the following conditions: (i) cost of Long-Term Interest Rate ("TJLP") + 1.95% per year (one point ninety-five hundredths percent per year); (ii) cost of Financial Collaboration Commission of 0.30% or R $ 4,500,000.00 (four million, five hundred thousand Reais); (iii) the provision of surety by the Company in this loan agreement, as guarantee of the operation; and (iv) the execution of the instrument for the constitution of a fiduciary assignment of receivables. The members of the Board of Officers and/or the attorneys-in-fact of the Company and of TCEL, the last one after the resolution of the competent corporate body, are authorized to perform all acts and take all necessary and required steps for the execution of the Loan Agreement and related documents to the operation in reference. All according to the material provided and filed at the Company's headquarters.

(8) Approved, under the terms and conditions of Operation No. 5.838.877, pursuant to Board of Officers Decision No. 772/2017-BNDES, of December 27, 2017 (“Decision”), the extension of the Loan Agreement through the Revolving Credit Limit 08.2.0790.1, dated November 19, 2008, and the Loan Agreements No. 13.2.1372.1, dated December 23, 2013, and No. 15.2.0825.1, dated December 29, 2015 (together, "Loan Agreements") entered into between BNDES, on one side, and the Company and its subsidiaries, TCEL and TIM SA (formerly known as Intelig Telecomunicações Ltda.), on the other side, for the replacement of contractual clauses and related guarantee. The members of the Board of Officers and/or the attorneys-in-fact of the Company and its subsidiaries, TCEL and TIM S.A., are authorized, after the resolution of the relevant corporate bodies, to perform all acts and take all necessary and required steps for the execution of the extensions to the Loan Agreements and related documents to the operations in reference. All according to the material provided and filed at the Company's headquarters.

In addition to the ordinary items on this meeting’s agenda, the members of the Board approved the execution of a Long-term Interest Rate ("TJLP") SWAP agreement for CDI or pre-fixed rate, at any time, for hedging purposes (Hedge) in relation to the interest rate risk of the loan agreement to be entered into between BNDES and "TCEL, a wholly-owned subsidiary of the Company, as discussed previous in item (7). The members of the Board of Officers and/or TCEL's attorneys-in-fact, after resolution by the competent corporate body, are authorized to practice all acts and take all necessary and required steps for the execution of the SWAP agreement and documents related to the operation in reference. All according to the material provided and filed at the Company's head offices.

(9) Acknowledged on the resignation letter presented by Mr. Daniel Junqueira Pinto Hermeto to the position of Purchasing and Supply Chain Officer of the Company. The Board Members thanked Mr. Daniel Junqueira Pinto Hermeto for his commitment and dedication in the performance of his duties throughout his mandate, and wished him success in the new duties to be performed in the Company from now on.

(9.1) Due to the resignation letter presented and vacancy of the position of Purchasing & Supply Chain Officer derived thereon, the Members of the Board resolved, unanimously, pursuant to Section 22, XXI of the Company’s By-laws, to elect, to the referred position, Mr. Bruno Mutzenbecher Gentil, Brazilian, married, business administrator, bearer of identity card No. 07.212.618-8, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/MF) No. 001.330.367-82, domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Sul, Barra da Tijuca, City and State of Rio de Janeiro, which statements and other documents have been presented, and with term of office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2018.

(9.2) In view of the decision above, the Board of Officers of the Company shall be composed by the following Officers herein identified: (i) Diretor Presidente (Chief Executive Officer), Stefano De Angelis; (ii) Chief Financial Officer and Diretor de Relações com Investidores (Investor Relations Officer), Adrian Calaza; (iii) Chief Operating Officer, Pietro Labriola; (iv) Purchasing & Supply Chain Officer, Bruno Mutzenbecher Gentil; (v) Regulatory and Institutional Affairs Officer, Mario Girasole; (vi) Diretor Jurídico (Legal Officer), Jaques Horn, and (vii) Chief Technology Officer, Leonardo de Carvalho Capdeville. The Statutory Officers elected will remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2018.

(9.3) Also due to the decision above, ratified the limits of authority of the Statutory Officers of the Company as follows: (i) Diretor Presidente (Chief Executive Officer) of the Company, full power and the authority to, individually, carry out, sign, and represent the Company in any and all act, document or before any public authority, up to the maximum amount of R$30,000,000.00 (thirty million Reais) per operation or related series of operations; (ii) the Chief Financial Officer and Diretor de Relações com Investidores (Investor Relations Officer) will have full power and the authority to, acting individually, carry out, sign, and represent the Company in relation to activities of the financial area, including without limitation, agreements of financial and treasury operations, including taking and granting loans, authorization and execution of payments, transfers, investments and resource withdrawals, assignment and discount bonds, up to the maximum amount of R$ 30,000,000.00 (thirty million Reais) per operation or related series of operations, and carry out any other acts and sign any and all document on behalf of the Company, within the respective operation areas, up to the maximum amount of R$5,000,000.00 (five million Reais) per operation or series of related operations; and (iii) the other Statutory Officers of the Company Chief Operating Officer; Purchasing & Supply Chain Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer) and Chief Technology Officer full power  and the authority to, acting individually, carry out, sign, and represent the Company in any and all act, document or before any public authority, within their respective operating areas, up to the maximum amount of R$5,000,000.00 (five million Reais) per operation or series of related operations. All Statutory Officers may carry out any and all acts and sign any and all document on behalf of the Company that have been previously approved by the competent corporate bodies, irrespective of the financial limits herein established. The Statutory Officers of the Company will have power to grant powers of attorney on behalf of the Company up to the respective limits of authority set above.

(10) Pursuant to Section 22, XXIV of the Company’s By-laws, appointed, to the Board of Officers of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, Mr. Bruno Mutzenbecher Gentil to the position of Purchasing & Supply Chain Officer. Upon the approval of the indicated appointment by the TCEL Shareholders’ Meeting, the Board of Officers will be composed by the Officers herein identified: (i) Diretor Presidente (Chief Executive Officer), Stefano De Angelis; (ii) Chief Financial Officer and Diretor de Relações com Investidores (Investor Relations Officer), Adrian Calaza; (iii) Chief Operating Officer, Pietro Labriola; (iv) Purchasing & Supply Chain Officer, Bruno Mutzenbecher Gentil; (v) Regulatory and Institutional Affairs Officer, Mario Girasole; (vi) Diretor Jurídico (Legal Officer), Jaques Horn, and (vii) Chief Technology Officer, Leonardo de Carvalho Capdeville.

(10.1) Also pursuant to Section 22, XXIV of the Company’s By-laws, appointed, to the Board of Officers of TIM S.A., subsidiary of the Company, Mr. Stefano De Angelis to the position of Diretor Presidente (Chief Executive Officer), and Messrs. Mario Girasole and Bruno Mutzenbecher Gentil to the position of Diretor (Officer). Upon the approval of the indicated appointments by TIM S.A’s Shareholders Meeting, the Board of Officers will be composed by the Officers herein identified: Mr. Stefano De Angelis, Diretor Presidente (Chief Executive Officer), and Messrs. Pietro Labriola, Adrian Calaza, Bruno Mutzenbecher Gentil, Mario Girasole, Jaques Horn, and Leonardo de Carvalho Capdeville, Diretores (Officers).

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Alberto Emmanuel Carvalho Whitaker, Enrico Barsotti, Enrico Zampone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Cesar Pereira de Araujo, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 5th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 05, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.